

SECURITIES AND EXCHANGE COMMISSION

05041957

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Emmett A. Larkin Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bush Street, Suite 1000
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Montes **415-986-2332**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gordon Hing, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Emmett A. Larkin Company, Inc., for the year ended March 31, 2005, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

May 26, 2005
Date

President
Title

Subscribed and sworn to before me this 26th day of May 2005

Notary Public


SUZANNE CAROL ANDERSON
Commission # 1370050
Notary Public - California
San Francisco County
My Comm. Expires Sep 11, 2006

EMMETT A. LARKIN COMPANY, INC.


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH., D.C.
213
SECTION

(SEC I.D. NO. 8-11922)

Statement of Financial Condition as of March 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C. 213
SECTION

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Emmett A. Larkin Company, Inc.:

We have audited the accompanying statement of financial condition of Emmett A. Larkin Company, Inc. (the "Company") as of March 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our procedures include a review of the Company's control activities for safeguarding securities. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Emmett A. Larkin Company, Inc. at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 26, 2005

EMMETT A. LARKIN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS

Cash	$ 3,580,093
Cash and short-term investments segregated in compliance with federal and other regulations (Note 2)	18,500,496
Receivable from brokers, dealers, and clearing organizations (Note 3)	1,523,924
Receivable from customers (Note 4)	25,401,075
Trading account securities (Note 2)	364,831
Office facilities - at cost, less accumulated depreciation of $686,018 (Note 2)	37,322
Prepaid expenses and other assets (Notes 5 and 7)	1,217,217
TOTAL	$ 50,624,958

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to brokers, dealers, and clearing organizations (Note 3)	$ 1,715,470
Payable to customers (Note 4)	39,844,925
Commissions payable	1,326,401
Other accrued expenses and payables	1,246,609
Total liabilities	44,133,405
STOCKHOLDERS' EQUITY:	
Convertible preferred stock, $1 par value: 10,000 shares authorized; none issued	
Common stock, no par value: 175,000 shares authorized; 51,561 shares outstanding	104,091
Retained earnings	6,387,462
Total stockholders' equity	6,491,553
TOTAL	$ 50,624,958

See notes to statement of financial condition.

EMMETT A. LARKIN COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

1. ORGANIZATION

Emmett A. Larkin Company, Inc. (the "Company"), a California corporation, was incorporated in 1959. The Company is a registered member of the National Association of Securities Dealers, Inc. as a broker and dealer in securities. The Company is a self-clearing, full-service broker engaged principally in serving retail customers through a network of approximately 43 correspondent brokers, who have contracted with the Company for the clearance of securities transactions. The Company is also a member of the Chicago Stock Exchange, the Municipal Securities Rulemaking Board, and the Depository Trust & Clearing Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally Accepted Accounting Principles - The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Short-Term Investments Segregated in Compliance with Federal and Other Regulations - At March 31, 2005, cash and short-term investments segregated under federal regulations of $17,621,753 for the exclusive benefit of customers and cash of $878,743 for the exclusive benefit of introducing brokers are deposited in special reserve bank accounts, pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Short-term investments represent U.S. government securities purchased under agreements to resell. Such transactions are accounted for as financing transactions and are stated at the contract amount at which the government securities will be subsequently resold ($17,100,000 at March 31, 2005). The fair market value of the securities purchased under agreements to resell at March 31, 2005 is $17,442,000. The Company's policy is to take physical possession or control of U.S. government securities purchased under agreements to resell. The Company monitors the market value of the underlying U.S. government securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

Trading account securities are reported at market value and consist primarily of corporate bonds and municipal securities.

Office facilities are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful life, generally five to seven years.

Security purchases and sales and the related commission revenues and expenses are recorded on a settlement date basis, which is generally three business days after trade date, and are not materially different from a trade date basis. Revenues from underwriting sales concessions are recorded on settlement date. Underwriting fees are recorded on the date the underwriting is closed.

Income Taxes - The Company accounts for income taxes by an asset and liability approach, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations result from the Company's trading activities and consist of the following:

Receivable:	
Net settlement and deposits with clearing organizations	$ 706,785
Deposits paid for securities borrowed	420,200
Securities failed to deliver	396,939
Total	$ 1,523,924
Payable:	
Securities failed to receive	$ 7,410
Correspondents	749,186
Clearing organizations	958,875
Total	$ 1,715,471

Failed to deliver and receive items represent the contract value of securities not delivered or received on settlement date. Deposits paid for securities borrowed approximate the market value of the related securities.

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The Company extends credit to its customers to finance their purchases of securities on margin. Receivable from customers includes amounts due on margin balances and uncompleted transactions. Securities owned by customers are held as collateral (the value of which is not reflected in the statement of financial condition) by the Company for these accounts.

Amounts payable to customers include free credit balances and other customer funds pending completion of securities transactions. The Company pays interest at a rate that approximates the prevailing money market rate (0.3% at March 31, 2005) on certain free credit balances of at least $1,000.

5. RELATED PARTY TRANSACTIONS

The Company has an outstanding note receivable agreement with a member of management. As of March 31, 2005, principal of $93,336 is included on the statement of financial condition as prepaid expenses and other assets. The note is fully secured by a deed of trust and bears interest at 7% per annum and is due December 3, 2005. Installments of $2,000 per month shall be paid and credited first to interest and then to principal.

6. SECURED BANK LOANS

The Company has lines of credit under which it may borrow from time to time at varying rates in excess of the then federal funds rate. At March 31, 2005, the Company had no outstanding borrowings under these agreements. When the lines of credit are used the borrowings are fully secured by marketable securities owned, cash, and certain securities carried for the accounts of customers.

7. INCOME TAXES

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Other assets include deferred tax assets of $175,557 at March 31, 2005. Deferred tax assets are attributable to reserves and state and local taxes. There is no valuation allowance associated with deferred tax assets at March 31, 2005.

8. PROFIT SHARING AND SALARY DEFERRAL PLAN

The Company has a profit sharing and salary deferral plan in which all full-time employees who have completed 1,000 hours of service from date of hire are eligible for participation. Participants' salary deferral contributions are limited to 20% of such participants' compensation and are fully vested. Company contributions are at the discretion of the Management Committee.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $250,000, whichever is greater. At March 31, 2005, net capital was $4,897,325 (20% of aggregate debit balances) which was $4,395,156 in excess of the required net capital of $502,169. The Rule limits the withdrawal of equity capital, as defined, through the payment of dividends or other distributions to the amount by which net capital exceeds 5% of aggregate debit balances.

10. COMMITMENTS AND CONTINGENCIES

The Company leases office space and computer equipment under non-cancelable operating leases with future minimum rental commitments as follows:

Fiscal year:	
2006	$ 346,755
2007	310,992
2008	207,328
Thereafter	-
Total	$ 865,075

The Company is involved in civil actions arising from normal business activities. Management believes that the ultimate resolution of these actions will not have a material effect on the Company's financial position.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities (customers) obligate the Company to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades; therefore the Company has not recorded a liability associated with these transactions.

As customers write option contracts or sell securities short, the Company may incur losses in the event customers do not fulfill their obligations and the collateral in the customers' account is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors required margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary, therefore the Company has not recorded a liability associated with these transactions.

During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

* * * * * *



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

May 26, 2005

Emmett A. Larkin Company, Inc.
100 Bush Street, Suite 1000
San Francisco, California 94104

In planning and performing our audit of the financial statements of Emmett A. Larkin Company, Inc. (the "Company") for the year ended March 31, 2005 (on which we issued our report dated May 26, 2005,) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of

performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Management Committee, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Emmett A. Larkin Company, Inc.:

We have audited the accompanying statement of financial condition of Emmett A. Larkin Company, Inc. (the "Company") as of March 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our procedures include a review of the Company's control activities for safeguarding securities. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Emmett A. Larkin Company, Inc. at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 26, 2005